
November 8, 2023

Anne P. Noonan
President and Chief Executive Officer
Summit Materials, Inc.
1801 California Street
Suite 3500
Denver, CO 80202

> **Re: Summit Materials, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 19, 2023**
> **File No. 001-36873**

Dear Anne P. Noonan:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers about the Special Meeting
Has the Company obtained new financing in connection with the Transaction?, page vii

1. We note you obtained a $1,300 million dollar 364-day term bridge loan facility for the transaction, and also your disclosure in your pro forma financial statements that prior to closing, at which time the bridge loan commitment will expire, you expect to borrow $1.3 billion in a mixture of senior notes and term loan B borrowings. Please provide all material terms of the bridge financing, as well as expected permanent financing of senior notes and term loan B borrowings.

Certain Unaudited Financial Projections, page 55

2. You disclose financial projections (i) for Summit on a standalone basis for the calendar years 2023 through 2028 and (ii) for Argos USA and its subsidiaries for the calendar years 2023 through 2028, with two different sets of Argos USA projections – referred to as the "Argos Base Case" and the "Synergized Case." You discuss that the Summit financial

projections and the Argos USA financial projections are based on numerous variables and assumptions that were deemed to be reasonable as of the date on which such projections were finalized. You also discuss that the material assumptions made by the management of Summit in developing the internal financial forecasts upon which the Summit financial projections and Argos USA financial projections are based, respectively, include various factors you have assumed no change in over the time period forecasted. Please disclose all material assumptions used by the management of Summit in developing the financial projections.

<u>Where you can find Additional Information; Incorporation of Certain Documents by Reference, page 113</u>

3.   We note you have incorporated by reference your most recent Annual Report. Please provide the basis for incorporating the Annual Report in place of your most recent annual report on Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Evan Rosen